COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

February 19, 2016

VIA EDGAR

Mr. Mark Cowan

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Insurance Trust (the Registrant)
Columbia Variable Portfolio – Core Bond Fund
(to be known as Columbia Variable Portfolio – Long Government/Credit Bond Fund)
Columbia Variable Portfolio – Diversified Absolute Return Fund
Variable Portfolio – Pyrford International Equity Fund
(to be known as Variable Portfolio – Lazard International Equity Fund)
(collectively, the Funds)

Post-Effective Amendment No. 64
File Nos. 033-14954 /811-05199

Dear Mr. Cowan:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 64 to the registration statement of the Registrant on Form N-1A (the Amendment) under Rule 485(a)(1) of the Securities Act of 1933. The purpose of the Amendment is to update the Funds’ prospectuses and Statement of Additional Information (SAI) to reflect changes to principal investment strategies and principal risks.

Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectuses and SAI, except for Fees and Expenses of the Fund, Principal Investment Strategies, Principal Risks, Performance Information and Primary Service Providers – The Investment Manager (Portfolio Managers subsection, as applicable) of the prospectuses and the Non-fundamental Policies section of the SAI, are identical or substantially similar to those found in prior filings by the Registrant.

No fees are required in connection with this filing.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro Assistant Secretary
Columbia Funds Variable Insurance Trust